SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One)

/x/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

                   For the fiscal year ended December 31, 1996

                                       OR

/ / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

                    For the transition period from ___ to ___

                           Commission file number 1-35

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                         GE Savings and Security Program

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            General Electric Company

               3135 Easton Turnpike, Fairfield, Connecticut 06431

                              REQUIRED INFORMATION

A. Financial Statements and Schedules:

       Independent Auditors' Report                                          3

       Statements of Net Assets Available for Plan
             Benefits as of December 31, 1996 and 1995                       4

       Statements of Changes in Net Assets Available for
             Plan Benefits for the Years Ended December 31, 1996 and 1995    5

       Notes to Financial Statements                                       6-20

       Schedule I Item 27a - Schedule of Assets
             Held for Investment Purposes as of December 31, 1996         21-32

B. Exhibits

       (23) Consent of Independent Auditors

       (99) GE S&S Program Mutual Funds 1996 Annual Report

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           GE Savings and Security Program
                                                     (Name of Plan)



Date June  25, 1997                        Philip D. Ameen
     --------------                        Vice President and Comptroller

                         GE SAVINGS AND SECURITY PROGRAM

                 Financial Statements and Supplemental Schedule

                           December 31, 1996 and 1995

                   (With Independent Auditors' Report Thereon)

                         GE SAVINGS AND SECURITY PROGRAM

                           December 31, 1996 and 1995

                                Table of Contents



                                                                        Page
                                                                      Number(s)
                                                                      ---------


Independent Auditors' Report                                              3

Statements of Net Assets Available for Plan
    Benefits as of December 31, 1996 and 1995                             4

Statements of Changes in Net Assets Available for
    Plan Benefits for the Years Ended December 31, 1996 and 1995          5

Notes to Financial Statements                                           6-20

Schedule I Item 27a - Schedule of Assets
    Held for Investment Purposes as of December 31, 1996                21-32

                          Independent Auditors' Report


General Electric Company, as administrator
     GE Savings and Security Program:

We have audited the accompanying statements of net assets available for plan benefits of GE Savings and Security Program (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in
Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in note 7 to the financial statements is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedule and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                          KPMG Peat Marwick LLP

May 15, 1997

                         GE SAVINGS AND SECURITY PROGRAM

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1996 and 1995

                                 (in thousands)



               Assets                                               1996             1995
               ------                                               ----             ----
Investments at fair value (Cost: $ 9,438,475  and
     $8,597,689, respectively) (note 3):
         General Electric Company common stock (note 6)       $   8,555,781    $    5,898,864
         Registered investment companies:
              S&S Long Term Interest Fund                         2,014,089         2,235,430
              S&S Program Mutual Fund                             1,512,913         1,225,729
         U.S. government and agency debt obligations                738,821           750,090
         Loans to participants (note 4)                             383,826           345,925
         Corporate bonds and notes                                  244,266           433,058
         U.S. Savings Bonds (Series E & EE)                         241,024           266,983
         Short term money market instruments                        449,641           423,288
         Loans secured by mortgages                                 123,471            74,215
         Other                                                       18,925            24,906
                                                              -------------    --------------
                  Total investments                              14,282,757        11,678,488
                                                              -------------    --------------


Accrued dividends and interest                                       54,851            49,980
Due from brokers                                                         46               391
Other assets                                                          3,990            15,773
                                                              -------------    --------------
                  Total assets                                   14,341,644        11,744,632
                                                              -------------    --------------

             Liabilities

Liability for collateral deposits (note 3)                            9,000           185,772
Other liabilities                                                    25,395             9,385
                                                              -------------    --------------

                  Total liabilities                                  34,395           195,157
                                                              -------------    --------------

Net assets available for plan benefits (note 7)               $  14,307,249    $   11,549,475
                                                              =============    ==============


See accompanying notes to financial statements.

                         GE SAVINGS AND SECURITY PROGRAM

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years Ended December 31, 1996 and 1995

                                 (in thousands)



                                                                   1996             1995
                                                                   ----             ----
Additions to net assets attributed to:
     Investment income:
         Net realized and unrealized appreciation
              in value of investments (note 6)               $   2,336,624    $    2,177,950

         Interest and dividend income:
              General Electric Company common stock                147,877           130,191
              Registered investment companies                      296,377           281,159
              Interest                                             118,528           118,201
                                                             -------------    --------------
                                                                 2,899,406         2,707,501

     Contributions and other additions:
         Employee contributions                                    489,924           434,813
         Employer contributions                                    175,998           168,213
                                                             -------------    --------------
                                                                   665,922           603,026
                                                             -------------    --------------

                  Total additions                                3,565,328         3,310,527

Deductions from net assets attributed to:
     Participant withdrawals                                      (807,554)         (866,684)
                                                             -------------    --------------
         Net increase                                            2,757,774         2,443,843

Net assets available for plan benefits (note 7):
     Beginning of year                                          11,549,475         9,105,632
                                                             -------------    --------------

     End of year                                             $  14,307,249    $   11,549,475
                                                             =============    ==============



See accompanying notes to financial statements.

                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements

                           December 31, 1996 and 1995

(1)    Description of the Plan
       -----------------------

       GE Savings and Security Program (the "Plan") is a defined contribution plan sponsored by General Electric Company and its participating affiliates (the "Company"). The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Trustees of the Plan are officers of General Electric Investment Company
       (GEIC), a wholly owned subsidiary of General Electric Company. State Street Bank and Trust Company and The Bank of New York are the primary custodians for Plan assets.

       The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the GE Savings and Security Program document (the "Plan Document"). Benefits, vesting provisions and effects of plan termination are included in plan handbooks and other material distributed to participants.

       Employee Contributions and Investment Funds
       -------------------------------------------

       Eligible employees of the Company may participate in the Plan by investing a portion of their earnings (generally up to 7% with Company partial matching and an additional 10% without any Company matching) in one or more of the following funds or investments through a trust established to administer the investment of program funds:

     (a) General Electric Company common stock (the "GE Stock Fund" or "GE common stock").

     (b)  S&S Long Term Interest Fund (the "LT Fund") -- consists of investments
          in  long  term  bonds  and  short-term   notes  through  a  registered
          investment company.

     (c) S&S Program Mutual Fund (the "Mutual Fund") -- consists primarily of investments in common stock through a registered investment company.

     (d) S&S Short Term Interest Fund (the "ST Fund") -- consists primarily of investments in securities of the U.S. government and its agencies and corporate bonds.

     (e) S&S Money Market Fund (the "MM Fund") -- consists of investments in short term money market instruments.

     (f) United States Savings Bonds ("U.S. Bond Fund") -- consists of individual participants' investments in U.S. Savings Bonds. Pending accumulation of sufficient individual funds, investments are made in short term money market instruments.

       The S&S Holding Period Interest Fund (the "HP Fund") was terminated effective January 1, 1995. All remaining assets were transferred to the S&S Long Term Interest Fund as of the effective date.

                        GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements

       Eligible employees may elect to apply either 0.5% or 1.0% of earnings to purchase life insurance. The benefit obligations of such purchased life insurance contracts rest with the insurer, Metropolitan Life Insurance Company as of January 1, 1996, and Aetna Life Insurance Co. ("Aetna") prior to January 1, 1996. Accordingly, such life insurance contracts are not included in the Plan's net assets available for plan benefits. Payments to the insurer of contributions received from employees for life insurance contracts were $11.7 million and $11.9 million in 1996 and 1995, respectively. Total life insurance in force amounted to $4.6 billion and $4.7 billion at December 31, 1996 and 1995, respectively.

       Participants may elect, up to twelve times a year, to switch their investment in an investment fund (in increments of 10%) to another investment fund that is presently available to accept new funds.

       The Internal Revenue Code sets out maximum limits on participant pre-tax contributions. The limit was $9,500 and $9,240 for 1996 and 1995, respectively.

       Employer Contributions
       ----------------------

       The Plan generally provides for Company matching contributions of 50% of employees' contributions of up to 7% of their earnings which may be invested at the election of the participant in any one of the investment funds except for United States Savings Bonds and life insurance.

       Rollovers and Transfers from Other Qualified Plans
       --------------------------------------------------

       Subject to Company approval, participants may elect rollovers of amounts attributable to other plans in accordance with the Internal Revenue Code. For the years ended December 31, 1996 and 1995, transfers from other qualified plans accounted for $39.6 million and $15.1 million, respectively, of employee contributions included in the statements of changes in net assets available for plan benefits.

       Withdrawals
       -----------

       Subject to certain limitations prescribed by the Plan and Internal Revenue Code, participants may elect retirement or other termination withdrawals in either lump sum or partial payments and currently employed participants may make up to seven withdrawals per year or certain hardship withdrawals from their participant accounts. Partial payments are limited to four per year and a minimum of $500 each.

                        GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements

       Loans to Participants
       ---------------------

       The Plan permits participants, under certain circumstances, to borrow a minimum of $500 from their participant accounts. Subject to certain Internal Revenue Code and Plan limits, such loans cannot exceed 50% of the participant's available account value, as defined in the Plan Document (or, if less, $50,000 adjusted for prior loans). The interest rate applicable to participant loans is based on the monthly average of the composite yield on corporate bonds, as published by Moody's Investors Service, for the month that is two months before the month in which the loan is requested.

       A participant may have no more than two outstanding loans from the Plan at any time and may not obtain more than one such loan during any calendar year.

       Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other such methods as may be required. Participants may repay the entire principal amount by check with written notice and without penalty beginning three months after the date of the loan.

       In the event of a loan default, as defined by the Internal Revenue Service, the Plan will report the amount of the loan principal and accrued interest as a withdrawal.

       Vesting
       -------
       Participants are fully vested in their employee and employer contributions.

       Plan Termination
       ----------------

       Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions, and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, each participant's interest will be payable in full according to Plan provisions.

       Administrative Costs
       --------------------

       Direct administrative costs of the Plan are generally borne by the Company. Administrative costs include investment management, recordkeeping, and transaction processing fees.

                        GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements


(2)    Summary of Significant Accounting Policies
       ------------------------------------------

       (a)    Basis of Accounting
              -------------------

              The accompanying financial statements have been prepared on the accrual basis of accounting.

       (b)    Investments
              -----------

              Plan investments are stated at fair value. General Electric Company common stock is valued at the closing price on the New York Stock Exchange Composite Transactions. Investments in registered investment companies are valued at the Plan's pro rata share of the current fair value of the net assets of such companies. Long term U.S. government, agency and corporate debt, notes, bonds, and loans secured by mortgages are valued at current quoted market prices. Short term money market instruments, U.S. government, agency and corporate notes are valued at cost plus accrued interest which approximates fair value. U.S. Savings Bonds are valued at the current cash redemption value published by the U.S. Treasury Department.

              Investment transactions are recorded on a trade date basis. Dividends on General Electric Company common stock are recorded as of the record date. Interest income is earned from settlement date and recognized on the accrual basis.

              The LT Fund may use various financial instruments, particularly forward foreign currency contracts, options, and futures, commonly referred to as derivatives, to manage its risk. The LT Fund does not engage in trading, market-making or other speculative activities in the derivatives markets. Established practices require that derivative financial instruments relate to specific asset, liability, or equity transactions or to currency exposures. More detailed information regarding these financial instruments, as well as the strategies and policies for their use, is contained in the audited financial statements of the LT Fund which is distributed annually to participants.

       (c)    Management Estimates and Assumptions
              ------------------------------------

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

       (d)    Reclassifications
              -----------------

              Certain prior year amounts have been reclassified to conform to current year presentation.

                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements


(3)    Investments
       -----------

       The Plan held the following individual investments whose aggregate fair value equaled or exceeded 5% of the Plan's net assets at December 31, 1996 and 1995:

                                                                  Fair Value
                                                                (in thousands)
                  1996
                  ----

                  GE common stock       86,531,291 shares        $  8,555,781
                  S&S Long Term
                     Interest Fund     178,554,162 shares           2,014,089
                  S&S Program
                     Mutual Fund        33,222,274 shares           1,512,913

                  1995
                  ----

                  GE common stock       81,928,670 shares        $  5,898,864
                  S&S Long Term
                     Interest Fund     192,875,745 shares           2,235,430
                  S&S Program
                     Mutual Fund        29,757,927 shares           1,225,729


       Audited financial statements of the LT Fund and the Mutual Fund are distributed annually to participants.

       The ST Fund, may, from time to time, lend securities to certain unrelated brokers. In the event the counterparty does not meet its contracted obligation to return securities used, the Fund may be exposed to the risk of reacquiring the securities at prevailing market prices in order to satisfy its obligations. The ST Fund receives collateral in the form of cash or securities, which may be supplemented by letters of credit, in an amount generally in excess of the market value of securities loaned. The ST Fund monitors the market value of the securities loaned on a daily basis with additional collateral obtained or refunded as necessary. The value of loaned securities, primarily U.S. Treasury obligations, amounted to $9 million and $186 million at December 31, 1996 and 1995, respectively. The value of cash collateral obtained and reinvested in short term investments is reflected as a liability in the Plan's financial statements.

                        GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements


(4)    Loans to Participants
       ---------------------

       The following table summarizes the changes in loans to participants.

                                                        Year Ended December 31
                                                        ----------------------
                                                        1996             1995
                                                        ----             ----
                                                            (in thousands)

             Loan balance - beginning of year       $   345,925     $   288,410

             Loans made                                 197,241         195,502
             Less:  Loan repayments

                     - Reinvestments                   (149,961)       (126,459)
                     - Withdrawals                       (9,379)        (11,528)
                                                    -----------     -----------

             Loan balance - end of year             $   383,826     $   345,925
                                                    ===========     ===========


(5)    Tax Status
       ----------

       The Internal Revenue Service has determined and informed the Company by a letter dated July 19, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code.

       The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements


(6)    General Electric Company Common Stock
       -------------------------------------

       The Plan holds shares of General Electric Company common stock and recorded dividend income, net realized gains on sale and net unrealized appreciation in value of these securities. Such net realized gains and net unrealized appreciation were $2.3 billion and $1.7 billion for the years ended December 31, 1996 and 1995, respectively.

(7) Fund Information - Net Assets Available for Plan Benefits and Changes In Net Assets Available for Plan Benefits
       ---------------------------------------------------------------------

       The following pages summarize the net assets available for plan benefits and changes in net assets available for plan benefits for each investment fund or type of asset of the Plan as of and for the years ended
       December 31, 1996 and 1995.

                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements

                     Net Assets Available for Plan Benefits
                                December 31, 1996
                  (in thousands except participant unit value)



Assets                                          GE Stock Fund   LT Fund   Mutual Fund     ST Fund      MM Fund
------                                          -------------   -------   -----------     -------      -------

Investments at fair value                       $8,555,781   $2,014,089   $1,512,913   $  844,031   $  719,706
Accrued dividends and interest                      41,052         --           --         11,593        2,197
Due from brokers                                      --           --           --             46         --
Other assets                                         3,990         --           --           --           --
                                                ----------   ----------   ----------   ----------   ----------

         Total assets                            8,600,823    2,014,089    1,512,913      855,670      721,903
                                                ----------   ----------   ----------   ----------   ----------

Liabilities

Liability for collateral deposits                     --           --           --          9,000         --
Other liabilities                                     --           --           --          2,505       19,681
                                                ----------   ----------   ----------   ----------   ----------

         Total liabilities                            --           --           --         11,505       19,681
                                                ----------   ----------   ----------   ----------   ----------

Net assets available for plan benefits          $8,600,823   $2,014,089   $1,512,913   $  844,165   $  702,222
                                                ==========   ==========   ==========   ==========   ==========

Participant units outstanding                       86,572      178,554       33,222       82,277       70,222

Participant unit value                          $    99.35<F1>$   11.28   $    45.54   $    10.26   $    10.00
                                                ==========   ==========   ==========   ==========   ==========

                                                                                                    (Continued)

<F1> Participant  unit value  includes  the value of a share of GE stock of
     $98.875  and the unit  value  of  accrued  dividends  in the  fund.


                         GE SAVINGS AND SECURITY PROGRAM


                          Notes to Financial Statements

                Net Assets Available for Plan Benefits, Continued
                                December 31, 1996
                  (in thousands except participant unit value)



                                                                      Total             Loan and
                                                                   Investment         Other Program
Assets                                        U.S. Bonds              Funds             Accounts             Total
------                                        ----------              -----             --------             -----

Investments at fair value                  $     248,350         $  13,894,870        $  387,887        $14,282,757
Accrued dividends and interest                        -                 54,842                 9              54,851
Due from brokers                                  -                         46                 -                  46
Other assets                                      -                      3,990                 -               3,990
                                           -------------         -------------        ----------        ------------

     Total assets                                248,350            13,953,748           387,896          14,341,644
                                           -------------         -------------        ----------        ------------

Liabilities

Liability for collateral deposits                 -                      9,000                 -               9,000
Other liabilities                                 -                     22,186             3,209              25,395
                                           -------------         -------------        ----------        ------------

     Total liabilities                            -                     31,186             3,209              34,395
                                           -------------         -------------        ----------        ------------

Net assets available for plan benefits     $     248,350         $  13,922,562        $  384,687        $ 14,307,249
                                           =============         =============        ==========        ============

Participant units outstanding                         *

Participant unit value                     $          *
                                           ============


* Not applicable as individual participant values are determined based upon the time at which investments are made.


                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements

                     Net Assets Available for Plan Benefits
                                December 31, 1995
                  (in thousands except participant unit value)




Assets                                     GE Stock Fund       LT Fund          Mutual Fund           ST Fund            MM Fund
------                                     -------------       -------          -----------           -------            -------

Investments at fair value                    $5,898,864       $2,235,430          $1,225,729          $1,035,855           $658,302
Accrued dividends and interest                   35,203            -                   -                  12,565              2,186
Due from brokers                                  -                -                   -                     391              -
Other assets                                     15,576              296                 416                 413                 50
                                            -----------      -----------         -----------         -----------          ---------

         Total assets                         5,949,643        2,235,726           1,226,145           1,049,224            660,538
                                            -----------      -----------         -----------         -----------          ---------

Liabilities

Liability for collateral deposits                    -                -                   -              185,772              -
Other liabilities                                    -                -                   -                1,654              7,731
                                            -----------      -----------         -----------         -----------          ---------

         Total liabilities                           -                -                   -              187,426              7,731
                                            -----------      -----------         -----------         -----------          ---------

Net assets available for plan benefits       $5,949,643       $2,235,726         $ 1,226,145         $   861,798           $652,807
                                             ==========       ==========         ===========         ===========           ========

Participant units outstanding                    82,145          192,901              29,768              83,346             65,280

Participant unit value                      $    72.43<F2>   $     11.59         $    41.19          $     10.34           $  10.00
                                            ===========      ===========         ==========          ===========           ========

                                                                                                                        (Continued)

<F1> Participant  unit value  includes  the value of a share of GE stock of
     $72.00 and the unit value of accrued dividends in the fund.


                         GE SAVINGS AND SECURITY PROGRAM


                          Notes to Financial Statements

                Net Assets Available for Plan Benefits, Continued
                                December 31, 1995
                  (in thousands except participant unit value)


                                                                                               Loan and
                                                                        Total               Other Program
Assets                                         U.S. Bonds          Investment Funds           Accounts                  Total
------                                         ----------          ----------------           --------                  -----

Investments at fair value                     $    275,448          $   11,329,628             $   348,860          $  11,678,488
Accrued dividends and interest                       -                      49,954                      26                 49,980
Due from brokers                                     -                         391                       -                    391
Other assets                                            -                   16,751                    (978)                15,773
                                             -------------          --------------             -----------          -------------

         Total assets                              275,448              11,396,724                 347,908             11,744,632
                                             -------------          --------------             -----------          -------------

Liabilities

Liability for collateral deposits                       -                  185,772                       -                185,772
Other liabilities                                       -                    9,385                       -                  9,385
                                             -------------          --------------             -----------          -------------

         Total liabilities                              -                  195,157                       -                195,157
                                             -------------          --------------             -----------          -------------

Net assets available for plan benefits        $    275,448          $   11,201,567             $   347,908          $  11,549,475
                                              ============          ==============             ===========          =============

Participant units outstanding                        *

Participant unit value                        $      *
                                              ============

* Not applicable as individual participant values are determined based upon the time at which investments are made.


                         GE SAVINGS AND SECURITY PROGRAM


                          Notes to Financial Statements

                Changes in Net Assets Available for Plan Benefits
                                December 31, 1996
                                 (in thousands)



                                                              GE Stock Fund      LT Fund    Mutual Fund     ST Fund        MM Fund
                                                              -------------      -------    -----------     -------        -------
Additions to net assets attributed to:
     Investment income:
       Net realized and unrealized appreciation (depreciation)
         in value of investments                                $ 2,263,074   $   (60,404)  $   128,982   $    (6,634)  $      --
       Interest and dividends                                       147,877       140,217       156,160        51,745        39,705
                                                                -----------   -----------   -----------   -----------   -----------

                                                                  2,410,951        79,813       285,142        45,111        39,705
                                                                -----------   -----------   -----------   -----------   -----------

     Contributions:
         Employee                                                   267,556        49,749        86,256        50,688        19,437
         Employer                                                   115,465        14,621        20,765        17,587         7,560
                                                                -----------   -----------   -----------   -----------   -----------
                                                                    383,021        64,370       107,021        68,275        26,997
                                                                -----------   -----------   -----------   -----------   -----------

         Total additions                                          2,793,972       144,183       392,163       113,386        66,702
                                                                -----------   -----------   -----------   -----------   -----------

Deductions from and other changes in net assets attributed to:
     Withdrawals including transfers to other qualified plans      (394,805)     (141,587)      (83,355)      (62,008)      (75,042)
     Net loan transactions                                           12,032       (13,452)       (7,157)       (5,637)       (2,642)
     Interfund transfers                                            239,981      (210,781)      (14,883)      (63,374)       60,397
                                                                -----------   -----------   -----------   -----------   -----------
         Total deductions and other changes in net assets          (142,792)     (365,820)     (105,395)     (131,019)      (17,287)
                                                                -----------   -----------   -----------   -----------   -----------

Net increase (decrease)                                           2,651,180      (221,637)      286,768       (17,633)       49,415

Net assets available for plan benefits:
    Beginning of year                                             5,949,643     2,235,726     1,226,145       861,798       652,807
                                                                -----------   -----------   -----------   -----------   -----------

    End of year                                                 $ 8,600,823   $ 2,014,089   $ 1,512,913   $   844,165   $   702,222
                                                                ===========   ===========   ===========   ===========   ===========

                                                                                                                        (Continued)

                         GE SAVINGS AND SECURITY PROGRAM


                          Notes to Financial Statements

          Changes in Net Assets Available for Plan Benefits, Continued
                                December 31, 1996
                                 (in thousands)

                                                                                              Total        Loan and
                                                                                           Investment    Other Program
                                                                            U.S. Bonds        Funds         Accounts          Total
                                                                            ----------        -----         --------          -----
Additions to net assets attributed to:
     Investment income:
         Net realized and unrealized appreciation (depreciation)
              in value of investments                                     $     12,715   $  2,337,733   $     (1,109)  $  2,336,624
         Interest and dividends                                                   --          535,704         27,078        562,782
                                                                          ------------   ------------   ------------   ------------

                                                                                12,715      2,873,437         25,969      2,899,406
                                                                          ------------   ------------   ------------   ------------
     Contributions:
         Employee                                                               16,238        489,924           --          489,924
         Employer                                                                 --          175,998           --          175,998
                                                                          ------------   ------------   ------------   ------------
                                                                                16,238        665,922           --          665,922
                                                                          ------------   ------------   ------------   ------------

         Total additions                                                        28,953      3,539,359         25,969      3,565,328
                                                                          ------------   ------------   ------------   ------------

Deductions from and other changes in net assets attributed to:
     Withdrawals including transfers to other qualified plans                  (41,378)      (798,175)        (9,379)      (807,554)
     Net loan transactions                                                      (3,333)       (20,189)        20,189           --
     Interfund transfers                                                       (11,340)          --             --             --
                                                                          ------------   ------------   ------------   ------------
         Total deductions and other changes in net assets                      (56,051)      (818,364)        10,810       (807,554)
                                                                          ------------   ------------   ------------   ------------

Net increase (decrease)                                                        (27,098)     2,720,995         36,779      2,757,774

Net assets available for plan benefits:
     Beginning of year                                                         275,448     11,201,567        347,908     11,549,475
                                                                          ------------   ------------   ------------   ------------

     End of year                                                          $    248,350   $ 13,922,562   $    384,687   $ 14,307,249
                                                                          ============   ============   ============   ============


                         GE SAVINGS AND SECURITY PROGRAM


                          Notes to Financial Statements

                Changes in Net Assets Available for Plan Benefits
                                December 31, 1995
                                 (in thousands)




                                                              GE Stock Fund     LT Fund      Mutual Fund      ST Fund       MM Fund
                                                              -------------     -------      -----------      -------       -------
Additions to net assets attributed to:
     Investment income:
         Net realized and unrealized appreciation
           in value of investments                              $ 1,725,197   $   207,125   $   198,119   $    32,912   $      --
         Interest and dividends                                     130,191       155,386       125,773        55,170        39,626
                                                                -----------   -----------   -----------   -----------   -----------

                                                                  1,855,388       362,511       323,892        88,082        39,626
                                                                -----------   -----------   -----------   -----------   -----------

     Contributions:
       Employee                                                     220,632        52,236        67,002        56,933        16,538
       Employer                                                     103,588        16,161        17,937        20,744         6,234
                                                                -----------   -----------   -----------   -----------   -----------
                                                                    324,220        68,397        84,939        77,677        22,772
                                                                -----------   -----------   -----------   -----------   -----------

         Total additions                                          2,179,608       430,908       408,831       165,759        62,398
                                                                -----------   -----------   -----------   -----------   -----------

Deductions from and other changes in net assets attributed to:
     Withdrawals including transfers to other qualified plans      (339,711)     (181,172)      (89,239)      (83,312)     (110,415)
     Net loan transactions                                           (5,608)      (18,177)       (6,557)      (10,342)       (1,403)
     Interfund transfers                                           (140,101)       22,250        32,766       (19,147)      166,529
                                                                -----------   -----------   -----------   -----------   -----------
         Total deductions and other changes in net assets          (485,420)     (177,099)      (63,030)     (112,801)       54,711
                                                                -----------   -----------   -----------   -----------   -----------

Net increase (decrease)                                           1,694,188       253,809       345,801        52,958       117,109

Net assets available for plan benefits:
    Beginning of year                                             4,255,455     1,981,917       880,344       808,840       535,698
                                                                -----------   -----------   -----------   -----------   -----------

    End of year                                                 $ 5,949,643   $ 2,235,726   $ 1,226,145   $   861,798   $   652,807
                                                                ===========   ===========   ===========   ===========   ===========


                                                                                                                        (Continued)

                         GE SAVINGS AND SECURITY PROGRAM

                          Notes to Financial Statements

          Changes in Net Assets Available for Plan Benefits, Continued
                                December 31, 1995
                                 (in thousands)

                                                                                            Total       Loan and
                                                                                          Investment  Other Program
                                                               U.S. Bonds     HP Fund       Funds         Accounts       Total
                                                               ----------     -------       -----         --------       -----
Additions to net assets attributed to:
     Investment income:
         Net realized and unrealized appreciation
              in value of investments                           $  14,041   $    --     $  2,177,394   $      556   $  2,177,950
         Interest and dividends                                      --          --          506,146       23,405        529,551
                                                                ---------   ---------   ------------   ----------   ------------

                                                                   14,041        --        2,683,540       23,961      2,707,501
                                                                ---------   ---------   ------------   ----------   ------------

     Contributions:
         Employee                                                  21,472        --          434,813         --          434,813
         Employer                                                   3,549        --          168,213         --          168,213
                                                                ---------   ---------   ------------   ----------   ------------
                                                                   25,021        --          603,026         --          603,026
                                                                ---------   ---------   ------------   ----------   ------------

         Total additions                                           39,062        --        3,286,566       23,961      3,310,527
                                                                ---------   ---------   ------------   ----------   ------------

Deductions from and other changes in net assets attributed to:
     Withdrawals including transfers to other qualified plans     (51,307)       --         (855,156)     (11,528)      (866,684)
     Net loan transactions                                         (3,593)       --          (45,680)      45,680           --
     Interfund transfers                                          (11,640)    (50,657)          --           --             --
                                                                ---------   ---------   ------------   ----------   ------------
         Total deductions and other changes in net assets         (66,540)    (50,657)      (900,836)      34,152       (866,684)
                                                                ---------   ---------   ------------   ----------   ------------

Net increase (decrease)                                           (27,478)    (50,657)     2,385,730       58,113      2,443,843

Net assets available for plan benefits:
    Beginning of year                                             302,926      50,657      8,815,837      289,795      9,105,632
                                                                ---------   ---------   ------------   ----------   ------------

    End of year                                                 $ 275,448   $    --     $ 11,201,567   $  347,908   $ 11,549,475
                                                                =========   =========   ============   ==========   ============

                                                                      Schedule I

                           GE SAVINGS AND SECURITY PROGRAM

             Item 27A -- Schedule of Assets Held for Investment Purposes
                                  December 31, 1996


Description                                                                      Cost                Market
-----------                                                                      ----                ------

Employer Securities
-------------------
CORPORATE STOCKS - COMMON
         GENERAL ELECTRIC COMPANY                 (86,531,291 shares)         $3,970,246,304     $8,555,781,408
                                                                              --------------     --------------

Shares of Registered Investment Companies
-----------------------------------------

S&S LONG TERM INTEREST FUND                      (178,554,162 shares)          2,034,433,480      2,014,088,719

S&S PROGRAM MUTUAL FUND                           (33,222,274 shares)          1,301,728,848      1,512,912,632
                                                                             ---------------    ---------------

         Total Registered Investment Companies                                 3,336,162,328      3,527,001,351
                                                                              --------------    ---------------

                         GE SAVINGS AND SECURITY PROGRAM

           Item 27A -- Schedule of Assets Held for Investment Purposes
                                December 31, 1996



Description
-----------

Debt Securities
---------------

Issuer
------                                                  Coupon
                                                         Rate            Maturity            Cost               Market
                                                         ----            --------            ----               ------
U.S. Government and Agency Debt Obligations
-------------------------------------------

UNITED STATES TREAS NTS                                 6.125%              8/31/98         $83,558,981         $83,706,205
UNITED STATES TREAS NTS                                 5.500%              2/28/99          73,243,543          73,166,221
UNITED STATES TREAS NTS                                 6.125%              3/31/98          56,171,772          56,371,524
UNITED STATES TREAS NTS                                 5.125%              2/28/98          50,967,446          50,767,481
FEDERAL NATL MTG ASSN DISC NTS                            *                 2/18/97          33,246,533          33,246,533
FEDERAL NATL MTG ASSN DISC NTS                            *                 5/12/97          32,011,974          32,011,974
FEDERAL NATL MTG ASSN                                     *                  1/3/97          31,760,698          31,760,698
UNITED STATES TREAS NTS                                 6.000%              8/15/99          31,558,860          31,354,982
FEDERAL HOME LN BK CONS DSC NT                            *                  3/6/97          30,202,320          30,202,320
FEDERAL HOME LN MTG DISC NTS                              *                  1/2/97          28,495,868          28,495,868
FNMA POOL                                               9.000%               8/1/10          27,300,630          27,212,252
FEDERAL HOME LN BK CONS DSC NT                            *                  1/9/97          26,938,715          26,938,715
FED HM LN PC                                            8.000%               8/1/03          26,713,322          26,721,439
FEDERAL HOME LN MTG DISC NTS                              *                 2/10/97          25,530,485          25,530,485
FEDERAL NATL MTG ASSN GTD                              VARIABLE             8/17/03          22,679,728          22,812,641
FEDERAL HOME LN BK CONS DISC NTS                        5.210%              1/16/97          22,251,590          22,251,590
FEDERAL HOME LN MTG DISC NTS                            5.700%               1/2/97          21,416,609          21,416,609
FEDERAL NATL MTG ASSN DISC NTS                          5.230%              2/26/97          13,618,299          13,618,299
FEDERAL HOME LN MTG DISC NTS                            5.700%               1/2/97          11,248,219          11,248,219
GNMA POOL                                              VARIABLE             8/20/22           9,057,657           9,081,248
UNITED STATES TREAS NTS                                 5.875%             11/15/99           8,752,617           8,740,690
GNMA POOL                                              VARIABLE             5/20/22           8,115,237           8,166,479


*These are discounted instruments and therefore coupon rate does not apply


                         GE SAVINGS AND SECURITY PROGRAM

           Item 27A -- Schedule of Assets Held for Investment Purposes
                                December 31, 1996


Description
-----------

Debt Securities
---------------

Issuer
------                                                  Coupon
                                                         Rate            Maturity            Cost               Market
                                                         ----            --------            ----               ------
U.S. Government and Agency Debt Obligations (continued)
-------------------------------------------------------

FEDERAL HOME LN MTG DISC NTS                            5.220%              6/13/97      $    7,810,920     $     7,810,920
FEDERAL HOME LN MTG DISC NTS                              *                  3/7/97           7,657,563           7,657,563
FEDERAL HOME LN BK CONS DSC NT                            *                  1/3/97           7,577,793           7,577,793
FEDERAL HOME LN BK CONS DSC NT                            *                  3/5/97           7,045,423           7,045,423
FEDERAL NATL MTG ASSN                                     *                11/25/06           5,859,548           5,467,543
FEDERAL NATL MTG ASSN DISC NT                             *                 1/16/97           5,078,876           5,078,876
FED HM LN PC                                            7.500%              11/1/08           3,384,459           3,282,146
GNMA POOL                                              VARIABLE             6/20/24           3,002,981           3,006,199
FNMA POOL                                              VARIABLE             12/1/27           2,881,690           2,872,942
FNMA POOL                                              VARIABLE              5/1/21           2,659,843           2,698,625
FNMA POOL                                              VARIABLE              7/1/22           2,509,600           2,499,975
GNMA POOL                                              VARIABLE             9/20/18           2,443,434           2,441,549
FED HM LN PC                                            6.000%              12/1/08           2,149,665           2,170,157
FNMA POOL                                              VARIABLE             12/1/17           1,186,155           1,194,976
FNMA POOL                                              VARIABLE             10/1/21           1,169,013           1,163,009
FEDERAL HOME LN MTG PC GTD                             VARIABLE             7/15/06             352,500             922,070
FNMA POOL                                               6.000%               5/1/01             840,819             856,209
FEDERAL HOME LN MTG PC GTD                             VARIABLE             9/15/05             100,534             253,023
                                                                                          -------------        ------------

Total U.S .Government and Agency Debt Obligations                                           738,551,919         738,821,470
                                                                                          -------------        ------------


*These are discounted instruments and therefore coupon rate does not apply


                         GE SAVINGS AND SECURITY PROGRAM

           Item 27A -- Schedule of Assets Held for Investment Purposes
                                December 31, 1996


Description
-----------

                                                        Coupon
                                                         Rate                Maturity               Cost               Market
                                                         ----                --------               ----               ------
Loans to Participants
---------------------

VARIOUS                                              6.97 - 12.5%          12-54 months,        $383,826,197        $383,826,197
                                                                                                ------------        ------------
                                                                           or 5-15 years
                                                                           for principal
                                                                               residence
                                                                                   loans
Debt Securities
---------------

Issuer
------

Corporate Bonds and Notes - Preferred
-------------------------------------

FORD CR AUTO OWNER TR 1996 A                            6.500%                  11/15/99           16,184,435          16,301,225
CHASE MANHATTAN AUTO OWNER TR                           5.950%                  11/15/00           14,943,120          14,893,938
STANDARD CR CARD MASTER TR I                            4.650%                    2/7/97           12,385,111          12,388,344
FIRST DEP MASTER TR                                     6.050%                   8/15/02           10,486,157          10,513,125
CHASE MANHATTAN CORP NEW                                7.500%                   12/1/97            8,081,329           8,099,520
KOREA DEV BK                                            5.875%                   12/1/98            6,054,513           6,066,816
FLEETWOOD CR                                            6.000%                   1/15/08            5,847,532           5,859,376
SOUTHERN CA EDISON CO                                   6.125%                   7/15/97            4,977,495           5,008,650
DISCOVER CARD MASTER TR I                               5.400%                  11/16/01            4,909,095           4,943,750
LEHMAN BROTHERS HLDGS INC                               6.840%                   9/25/98            4,250,000           4,282,215
PREMIER AUTO TR                                         6.500%                    3/6/00            3,995,684           4,027,480
LEHMAN FHA TITLE I LN TR                                7.300%                   5/25/17            3,130,744           3,156,552
ELECTRONIC DATA SYS CORP                                6.850%                   5/15/00            2,998,309           3,037,800
LEHMAN BROTHERS HLDGS INC                               6.875%                    6/8/98            2,000,000           2,017,860
FLEETWOOD CR GRANTOR TR                                 6.900%                   3/15/12            1,892,519           1,912,588
CIT RV OWNER TR                                         5.400%                  12/15/11            1,283,629           1,266,031
                                                                                                 ------------        ------------

           Total Corporate Bonds and Notes - Preferred                                            103,419,672         103,775,270
                                                                                                 ------------        ------------

                         GE SAVINGS AND SECURITY PROGRAM

           Item 27A -- Schedule of Assets Held for Investment Purposes
                                December 31, 1996


Description
-----------

Debt Securities
---------------

Issuer
------                                                Coupon
                                                       Rate              Maturity                Cost                  Market
                                                       ----              --------                ----                  ------

Corporate Bonds and Notes - All Other
-------------------------------------

GMAC PASS THRU TR                                     6.375%             09/30/98                $16,477,103          $16,528,050
A T + T CAP CORP MTN BK ENTRY                         7.590%             01/31/97                  9,999,856           10,013,800
GREAT ATLANTIC + PAC TEA INC                          9.125%             01/15/98                  9,949,002           10,000,673
MANITOBA PROV CDA MTN BK ENT                          6.125%             05/28/98                  8,860,802            8,895,324
BLOCKBUSTER ENTERTAINMENT                             6.625%             02/15/98                  8,633,016            8,555,428
FIRST USA BANK                                        6.125%             10/30/97                  7,993,673            8,012,640
TELE COMMUNICATIONS INC MTN                           7.130%             02/02/98                  7,268,737            7,363,802
PENNZOIL CO                                          10.625%             06/01/01                  7,270,764            7,255,296
TIME WARNER INC                                       7.450%             02/01/98                  6,016,818            6,066,060
SALOMON INC                                           6.700%             12/01/98                  5,925,000            5,947,397
TELE COMMUNICATIONS INC                               9.875%             04/01/98                  5,193,196            5,195,150
AMR CORP DEL                                          7.750%             12/01/97                  5,030,588            5,066,300
PSI PASS THRU ASSET TR                                6.250%             12/15/98                  4,991,782            4,993,350
HENDERSON LAND FIN                                    6.000%             12/08/98                  4,837,173            4,931,250
ARKLA INC MTN BOOK ENTRY                              8.740%             05/14/98                  4,858,253            4,893,260
GREAT NORTHN NEKOOSA CORP                             9.125%             02/01/98                  4,428,418            4,427,323
ARKLA INC                                             8.875%             07/15/99                  4,327,418            4,374,017
ORYX ENERGY CO                                        9.500%             11/01/99                  4,220,796            4,243,400


                         GE SAVINGS AND SECURITY PROGRAM

           Item 27A -- Schedule of Assets Held for Investment Purposes
                                December 31, 1996


Description
-----------

Debt Securities
---------------

Issuer
------                                                Coupon
                                                       Rate              Maturity                  Cost                  Market
                                                       ----              --------                  ----                  ------
Corporate Bonds and Notes - All Other (continued)

NEWS AMER HLDGS INC                                   9.125%             10/15/99                $  4,228,222         $  4,150,786
PETROLEOS MEXICANOS                                   7.750%             10/29/99                   4,117,188            4,109,531
UNITED COS FINL CORP                                  7.000%             07/15/98                   3,448,543            3,466,801
DIGITAL EQUIP CORP                                    7.000%             11/15/97                   2,009,445            2,001,339
                                                                                                 ------------         ------------

     Total Corporate Bonds and Notes - All Other                                                  140,085,793          140,490,977
                                                                                                 ------------         ------------

         Total Corporate Bonds and Notes                                                          243,505,465          244,266,247
                                                                                                -------------         ------------

                         GE SAVINGS AND SECURITY PROGRAM

           Item 27A -- Schedule of Assets Held for Investment Purposes
                                December 31, 1996



Description
-----------

U.S. Savings Bonds (Series E and EE)
------------------------------------

Issuer                                                                        Units                Cost                Market
------                                                                        -----                ----                ------

1959 US SAVINGS BOND E SERIES                                                   139         $       2,606           $      22,907
1960 US SAVINGS BOND E SERIES                                                   124                 2,325                  20,071
1961 US SAVINGS BOND E SERIES                                                   118                 2,212                  18,869
1962 US SAVINGS BOND E SERIES                                                   173                 3,244                  27,188
1963 US SAVINGS BOND E SERIES                                                   199                 3,731                  30,713
1964 US SAVINGS BOND E SERIES                                                   241                 4,519                  36,513
1965 US SAVINGS BOND E SERIES                                                   253                 4,744                  33,311
1967 US SAVINGS BOND E SERIES                                                   674                12,637                  83,729
1968 US SAVINGS BOND E SERIES                                                 1,079                20,231                 134,457
1969 US SAVINGS BOND E SERIES                                                 1,325                24,844                 161,317
1970 US SAVINGS BOND E SERIES                                                 1,590                29,812                 189,705
1971 US SAVINGS BOND E SERIES                                                 2,167                40,631                 218,670
1972 US SAVINGS BOND E SERIES                                                 2,700                50,625                 264,276
1973 US SAVINGS BOND E SERIES                                                 4,053                75,994                 384,996
1974 US SAVINGS BOND E SERIES                                                 6,541               122,644                 590,650
1975 US SAVINGS BOND E SERIES                                                 8,716               163,425                 759,464
1976 US SAVINGS BOND E SERIES                                                11,682               219,038                 982,347
1977 US SAVINGS BOND E SERIES                                                16,905               316,969               1,349,899
1978 US SAVINGS BOND E SERIES                                                27,521               516,019               1,859,799
1979 US SAVINGS BOND E SERIES                                                46,770               876,938               3,083,202


                         GE SAVINGS AND SECURITY PROGRAM

           Item 27A -- Schedule of Assets Held for Investment Purposes
                                December 31, 1996


Description
-----------

U.S. Savings Bonds (Series E and EE) (continued)
------------------------------------------------

Issuer                                                                        Units                Cost                Market
------                                                                        -----                ----                ------

1980 US SAVINGS BOND EE SERIES                                               17,913         $     895,650           $   3,132,889
1981 US SAVINGS BOND EE SERIES                                               18,158               907,900               2,832,793
1982 US SAVINGS BOND EE SERIES                                               20,716             1,035,800               2,980,814
1983 US SAVINGS BOND EE SERIES                                               37,823             1,891,150               4,681,721
1984 US SAVINGS BOND EE SERIES                                               39,242             1,962,100               4,499,005
1985 US SAVINGS BOND EE SERIES                                               52,704             2,635,200               5,781,393
1986 US SAVINGS BOND EE SERIES                                              123,244             6,162,200              12,728,932
1987 US SAVINGS BOND EE SERIES                                              131,268             6,563,400              11,511,210
1988 US SAVINGS BOND EE SERIES                                              159,012             7,950,600              13,054,755
1989 US SAVINGS BOND EE SERIES                                              229,179            11,458,950              17,590,371
1990 US SAVINGS BOND EE SERIES                                              234,284            11,714,200              16,938,735
1991 US SAVINGS BOND EE SERIES                                              247,994            12,399,700              16,908,652
1992 US SAVINGS BOND EE SERIES                                              410,301            20,515,050              25,919,132
1993 US SAVINGS BOND EE SERIES                                              295,177            14,758,850              17,077,943
1994 US SAVINGS BOND EE SERIES                                              646,854            32,342,700              35,680,177
1995 US SAVINGS BOND EE SERIES                                              447,638            22,381,900              23,835,163
1996 US SAVINGS BOND EE SERIES                                              308,748            15,437,400              15,618,209
                                                                         ----------         -------------           -------------

         Total U.S. Savings Bonds                                         3,553,225           173,505,938             241,023,977
                                                                         ----------         -------------            ------------

                         GE SAVINGS AND SECURITY PROGRAM

           Item 27A -- Schedule of Assets Held for Investment Purposes
                                December 31, 1996


Description
-----------

Short Term Money Market Instruments
-----------------------------------

                                                      Coupon
Issuer                                                 Rate              Maturity              Cost               Market
------                                                 ----              --------              ----               ------

Interest Bearing Time Deposits and Commercial Paper
---------------------------------------------------

ABBEY NATL PLC                                        5.270%             02/18/97          $  36,273,316        $  36,273,316
BANK OF MONTREAL                                      5.562%             01/08/97              2,000,000            2,000,000
CHASE MANHATTAN CORP                                  5.300%             01/15/97             33,840,108           33,840,108
FIRST UNION CORP                                      5.290%             02/19/97             32,017,791           32,017,791
FORD MTR CR CO                                        5.600%             01/06/97              1,998,444            1,998,444
MERRILL LYNCH + CO INC                                5.300%             02/14/97             38,667,885           38,667,885
MORGAN J P + CO INC                                   5.300%             01/16/97             32,069,024           32,069,024
NORWEST CORP                                          5.300%             01/17/97             32,393,515           32,393,515
SAN PAOLO                                             7.250%             01/02/97              8,998,188            8,998,188
SAN PAOLO                                             5.812%             01/02/97              2,000,000            2,000,000
STATE STREET CAYMAN ISLANDS                           6.250%             01/02/97              3,380,000            3,380,000
UBS FINANCE DELAWARE INC                              6.200%             01/02/97             11,997,933           11,997,933
                                                                                           -------------         ------------

             Total Interest Bearing Time Deposits and Commercial Paper                       235,636,204          235,636,204
                                                                                            ------------         ------------

                         GE SAVINGS AND SECURITY PROGRAM

           Item 27A -- Schedule of Assets Held for Investment Purposes
                                December 31, 1996


Description
-----------

Short Term Money Market Instruments
-----------------------------------

                                                    Coupon
Issuer                                               Rate             Maturity                Cost                Market
------                                               ----             --------                ----                ------

Certificates of Deposit
-----------------------

DRESDNER BK AG                                     5.360%             02/11/97            $  36,200,000         $ 36,200,000
ALGEMENE BK NEDERLAND N V                          5.380%             01/17/97               35,490,000           35,490,000
SOCIETE GENERALE                                   5.500%             01/02/97               33,200,000           33,200,000
BAYERISCHE HYPOTHEKEN BANK                         5.350%             02/21/97               32,640,000           32,640,000
BANK OF NOVA SCOTIA                                5.510%             01/06/97               31,500,000           31,500,000
TORONTO DOMINION BK                                5.385%             02/03/97               31,500,000           31,500,000
CREDIT SUISSE                                      5.360%             02/11/97                7,000,000            7,000,000
ROYAL BANK OF CANADA                               5.350%             03/13/97                6,430,000            6,430,000
                                                                                          -------------        -------------

         Total Certificates of Deposit                                                      213,960,000          213,960,000
                                                                                          -------------        -------------

Non-Interest Bearing Cash
-------------------------

NON-INTEREST BEARING CASH                                                                       44,683                44,683
                                                                                          -------------        -------------
         Total Short Term Money Market Instruments                                          449,640,887          449,640,887
                                                                                          -------------        -------------

                         GE SAVINGS AND SECURITY PROGRAM

           Item 27A -- Schedule of Assets Held for Investment Purposes
                                December 31, 1996

Description
-----------

                                                      Coupon
Issuer                                                 Rate           Maturity             Cost                Market
------                                                 ----           --------             ----                ------

Loans Secured by Mortgages
--------------------------

SALOMON BROS MTG SECS VII INC                         6.469%           01/20/28         $ 29,678,133         $ 29,652,009
FEDERAL NATL MTG ASSN GTD                            VARIABLE          09/17/04           18,696,249           18,589,157
STRUCTURED ASSET SECS CORP                            7.750%           02/25/28           17,730,116           17,617,831
STRUCTURED ASSET SECS CORP                           VARIABLE          06/25/30           15,812,005           15,748,146
STRUCTURED ASSET SECS CORP                           VARIABLE          09/25/31           14,501,082           14,312,589
TMS HOME EQUITY LN TR                                 5.675%           02/15/09            8,782,645            8,458,783
FLEETWOOD CR CORP GRANTOR TST                         6.750%           10/17/11            6,571,155            6,614,013
ADVANTA MTG LN TR                                     6.300%           07/25/25            4,473,988            4,340,548
HOME EQUITY LOAN                                      4.650%           12/20/08            2,959,067            2,914,926
MERRILL LYNCH MTG INVS INC                           VARIABLE          06/15/21            2,546,262            2,572,757
CS FIRST BOSTON MTG SECS CORP                         6.425%           08/20/30            1,414,212            1,425,362
SALOMON BROS MTG SECS II INC                          8.125%           11/01/12            1,270,354            1,224,454
                                                                                       -------------        -------------

         Total Loans Secured by Mortgages                                                124,435,268          123,470,575
                                                                                        ------------         ------------

                         GE SAVINGS AND SECURITY PROGRAM

           Item 27A -- Schedule of Assets Held for Investment Purposes
                                December 31, 1996


Description
-----------

                                         Coupon
Issuer                                    Rate            Maturity               Cost                 Market
------                                    ----            --------               ----                 ------

Other
-----

MEXICO UNITED MEXICAN STATES            VARIABLE          07/21/97          $     8,000,000      $       8,222,500
COLUMBIA REP                              8.750%          10/06/99                4,033,902              4,127,750
NEW YORK N Y                              6.100%          02/01/98                3,991,923              3,997,720
NEW YORK ST DORM AUTH REVS                6.320%          04/01/99                2,575,000              2,577,318
                                                                            ---------------      -----------------

     Total Other                                                                 18,600,825             18,925,288
                                                                            ---------------      -----------------

         Total Investments                                                  $ 9,438,475,131      $  14,282,757,400
                                                                            ===============     ==================